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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             _____________________

                                SCHEDULE 14D-9
      Solicitation/Recommendation Statement pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934
                            ______________________

                                  Amgen Inc.
                           (Name of subject company)
                            ______________________


                                  Amgen Inc.
                     (Name of person(s) filing statement)
                            ______________________

      Contractual Contingent Payment Rights arising from the purchase of
              Class A interests of Amgen Clinical Partners, L.P.
                        (Title of class of securities)
                            ______________________

                                     None
                     (CUSIP number of class of securities)
                          __________________________

                             Steven M. Odre, Esq.
             Senior Vice President, General Counsel and Secretary
                                  Amgen Inc.
                            One Amgen Center Drive
                        Thousand Oaks, California 91320
                                (805) 447-1000
     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
                            ______________________

         [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.   SUBJECT COMPANY INFORMATION

     The name of the subject company and filing person is Amgen Inc., a Delaware corporation ("Amgen" or the "Company"). The address of Amgen's principal executive offices is One Amgen Center Drive, Thousand Oaks, California 91320. Its telephone number is (805) 447-1000. The class of equity securities to which this statement relates are Contractual Contingent Payment Rights arising from the purchase of Class A interests of Amgen Clinical Partners, L.P. (the "CCPRs"). As of March 22, 2001, there were 838 CCPRs issued and outstanding.

ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company, Amgen, whose name, business address and business telephone number are set forth in Item 1 above.

     This Solicitation/Recommendation Statement on Schedule 14D-9 relates to the offer (the "Offer") disclosed in a Tender Offer Statement on Schedule TO, dated March 22, 2001 (the "Schedule TO"), of Meridian Venture Group, L.L.C., a Delaware limited liability company, and certain affiliated entities (collectively, the "Purchaser"), relating to the offer by Purchaser to purchase up to 100 outstanding CCPRs, for cash consideration per CCPR of $280,000 (the "Purchase Price"), upon the terms and subject to the conditions set forth therein. The Schedule TO states that the business address of the Purchaser is 708 Third Avenue, Suite 2010, New York, New York 10017.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTATIONS AND AGREEMENTS

     To the knowledge of the Company, as of the date of this statement, except as set forth in Item 4 below, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company and its executive officers, directors or affiliates with regard to the CCPRs, or between the Company or its affiliates and the Purchaser, its executive officers, directors or affiliates.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     At a meeting of the Board of Directors of the Company (the "Board") held on February 27, 2001 (the "Meeting"), the Board resolved that the Board is expressing no opinion to CCPR holders and is remaining neutral as to whether CCPR holders should tender or refrain from tendering all or any portion of such CCPR holder's CCPRs pursuant to the Offer. Although (i) the terms and conditions of the Offer have been determined and established by the Purchaser and not pursuant to negotiations with the Company and (ii) the Company has not engaged any legal or financial advisors for the purpose of evaluating the terms of the Offer and determining whether the Offer is fair to holders of CCPRs, the Board believes that the Offer represents an
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opportunity for holders of CCPRs to achieve liquidity where there presently is no public market for CCPRs. For holders who desire immediate cash, the Offer provides an opportunity to sell all or a portion of a holder's CCPRs in lieu of continuing to hold the CCPRs and receiving, on a periodic basis, future cash payments, the continuation and amount of which cannot be predicted with any degree of certainty. The Board's neutral position resulted from balancing the potential for liquidity against the contingent nature of payments to CCPR holders and the fact that there is no public market price for CCPRs against which to evaluate the Offer and the Purchase Price.

     Because three members of the Board beneficially own interests in CCPRs, the members of the Board who do not hold CCPRs (the "Independent Directors") took a separate vote at the Meeting with respect to the Offer and resolved that the Independent Directors are expressing no opinion and are remaining neutral with respect to the Offer for the reasons specified above. Each record holder of CCPRs must make its own decision whether to tender such record holder's CCPRs, or portions thereof, as the case may be, and in what amount, if applicable. Holders of CCPRs are urged to carefully review all the information contained in or incorporated by reference in the Offer and the Company's publicly available annual, quarterly and other reports. Pursuant to the Partnership Purchase Agreement, no holder may assign or transfer a CCPR, or any portion thereof, without the prior written consent of Amgen; Amgen has advised the Purchaser that it will consent to any transfer consummated pursuant to and in accordance with the Offer.

     Neither Amgen nor any subsidiary of Amgen holds CCPRs. The Company believes that the directors who are record or beneficial holders of CCPRs do not intend to tender their CCPRs.

ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders concerning the Offer.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in the CCPRs have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) No negotiation is being undertaken and no discussions are underway by Amgen in response to the Offer which relates to: (1) a tender offer or other acquisition of the Amgen's securities by the Purchaser, any of its subsidiaries or any other person; or (2)(a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Amgen or any subsidiary of Amgen; (b) a purchase, sale or transfer of a material amount of assets by Amgen or any subsidiary of Amgen; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
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     (b)  Not applicable.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     Not applicable.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     1.1 Partnership Purchase Agreement dated as of March 12, 1993 by and among the Company, the Partnership, Amgen Development Corporation and each of the Class A Limited Partners and the Class B Limited Partners of the Partnership (Filed as exhibit 2.2 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 1, 1993, and incorporated herein by reference).
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                                  SIGNATURES

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 22, 2001                      AMGEN INC.


                                            By: /s/ Steven M. Odre
                                               ---------------------------------
                                               Steven M. Odre
                                               Senior Vice President, General
                                                  Counsel and Secretary